

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

November 30, 2009

Ms. Elizabeth L. Gibbs
Vice President, General Counsel
Aaron's, Inc.
309 E. Paces Ferry Road, N.E.
Atlanta, Georgia 30305-2377

> **Re: Aaron Rents, Inc.**
> **Form 10-K**
> **Filed March 2, 2009**
> **File No. 1-13941**

Dear Ms. Gibbs:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>

<u>General</u>

1. Unless otherwise indicated, please amend your annual report on Form 10-K for the year ended December 31, 2008 in response to the following comments.

Internal Control over Financial Reporting, page 54

2. Please revise to disclose the specific steps that the company has taken to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report. Please also identify the specific periodic report in which you discuss the material weakness.

3. Please explain your disclosure that there were no changes in Aaron Rents' internal control over financial reporting during the Company's fourth fiscal quarter of 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting in light of your statement that during the fourth quarter of 2008, the Company implemented and amended certain controls to remediate material weakness in internal control over financial reporting.

Certifications, Exhibits 31.1 and 31.2

4. In future filings, please file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. We note that you inserted "annual" before "report" in sections 2, 3, 4(a), (c) and (d), you inserted "we" in section 4 and you revised the wording "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in section 4(d).

Definitive Proxy Statement

Annual Base Salary, page 18

5. We note that the Compensation Committee considers a number of factors in its annual review of base salaries for named executive officers some of which are not applicable to all of the named executive officers. To the extent base salaries are correlated with the achievement of certain individual objectives and performance factors, please discuss the specific items of individual performance used to determine base salaries for each named executive officer. Please see Item 402(b)(2)(vii) of Regulation S-K. Additionally, the disclosure in this section regarding the rationale for the salary increases is too general. In particular, there is little discussion of how the general factors noted translated into the salary increases. Please refer to Item 402(b)(2)(ix) of Regulation S-K. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A.

6. We note that you strive to provide senior executives with a base salary that is competitive with companies in the retail and similar industries and companies that are comparable in size and performance. However, the precise nature of your benchmarking is not clear. Because comparative pay information appears to be material to your compensation policies and decisions, please identify the benchmark and its components (including peer group companies) and discuss how actual payments compared to the group. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Division of Corporation Finance's Compliance & Disclosure Interpretations.

Annual Cash Bonuses, page 18

7. Please disclose the specific performance criteria and actual results used in awarding annual incentive compensation to each of your named executive officers. We note disclosure of the calculation of the amounts awarded to your named executive officers on page 18 (percentages of pre-tax earnings for 2008) and the disclosure of Mr. Evan's quarterly franchise pre-tax profit objectives. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion and discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Please refer to Items 402(b)(2)(v)-(ix) of Regulation S-K.

Long-Term Equity Incentive Awards, page 19

8. Your compensation discussion and analysis provides minimal, if any, analysis as to how the ultimate level of equity awards was determined and how the performance of the named executives was measured. For each named executive officer, please provide a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts. Please refer to Items 402(b)(2)(i)-(vii) of Regulation S-K.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director